Information furnished to the Securities and Exchange Commission on August 14, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Issuer

[X] QUARTERLY REPORT PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT
OF 1934

For the period ended June 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the transition period from ________________to ________________

Commission file number 333-6200

INTERTEK TESTING SERVICES LIMITED
(Exact name of Registrant as specified in its charter)

ENGLAND
(Jurisdiction of incorporation or organization)

25 SAVILE ROW, LONDON, W1S 2ES, ENGLAND
(011) 44-20-7396-3400
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F               Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes                     No

Schedule of Information contained in this report

Intertek Testing Services Limited financial statements for the six months to June 30, 2001

Pages 1 - 40

Intertek Testing Services Limited

Business description

We are a leading international organisation engaged in the testing, inspection and certification of manufactured goods and commodities. We are organised into four operating divisions, each focusing on the testing, inspection and certification of different manufactured goods and commodities. Our customer base is diverse and different in each division and includes retailers, distributors, manufacturers, petroleum companies, traders and governments. The majority of our work is on a job by job basis except in our Foreign Trade Standards (“FTS” ) division, where over 90% of revenues is from term contracts. We currently employ over 10,000 people and operate 496 inspection offices and 248 testing laboratories in 97 countries. A description of each operating division is given below:

Caleb Brett

Caleb Brett was founded in 1885 and is a joint global leader in the market for testing and inspecting chemicals, petroleum products and crude oil. We believe that Caleb Brett has strong name recognition coupled with an international reputation for reliability and confidentiality. Caleb Brett’s primary business is providing independent verification of the quality and quantity of crude oil, petroleum products and chemicals and agricultural produce. Caleb Brett issues certificates that are internationally recognized as evidence of the quality and quantity of those shipments. Caleb Brett’s customers include oil and chemical companies and traders with whom we have well-established long-term relationships. Most of our customers purchase services from Caleb Brett on a global, regional or local basis. Increasingly we provide added value to customers by taking over their internal laboratory testing operations on an outsourcing basis. We provide a testing service which meets the customers’ demands for high scientific quality and safety standards at a lower cost than the customer can provide in-house.

Caleb Brett’s activities in petroleum and chemical testing are divided into three sub-divisions: Inspection, Inspection Related Testing and Free Standing Testing.

Inspection of cargoes involves the physical checking, sampling and measuring of the quantity of a commodity at points of loading and unloading, such as seaports, storage tanker terminals and the ends of transportation pipelines.

Inspection Related Testing is laboratory testing of samples taken to assess their composition and whether they comply with specifications demanded by customers or by legislation.

Free Standing Testing involves the analysis of samples unrelated to cargo shipments, including situations where a chemical or petrochemical manufacturer outsources its laboratory testing work to Caleb Brett.

Caleb Brett also performs marine surveying and agricultural inspection. Marine surveying is the evaluation of cargo damage, primarily for insurance purposes. Agricultural inspection and testing is the physical sampling, quantification, inspection and testing of commodities, such as cereals, vegetable oils and cotton for commercial organisations and certifying food aid on behalf of government bodies such as the European Commission and United States Department of Agriculture.

ETL SEMKO

ETL SEMKO tests and certifies electrical and electronic products, telecommunication equipment, building products and heating, ventilation and air conditioning equipment. ETL SEMKO also certifies the quality of management systems to standards such as ISO 9000 in North and Central America and Europe. ETL is a long established brand name which traces its origins back to Thomas Edison in the United States. SEMKO is the name of the former state owned certification body in Sweden that we acquired in 1994.

ETL SEMKO’s customers include industrial companies such as Adtran, LG Electronics, Hewlett Packard, Ericsson, Matsushita and Electrolux. We also have a number of long-standing relationships with various industry organizations, such as the Air Conditioning and Refrigeration Institute, which has been our customer since 1956. ETL SEMKO’s activities are divided into the following three sub-divisions: Conformity Assessment, Performance and Quality Management Systems.

Conformity Assessment primarily involves the testing of electronic, electrical and building products and telecommunications equipment to allow manufacturers to mark their products with nationally or regionally recognized safety marks and to have their products certified as complying with a number of nationally or regionally recognized standards. These services facilitate the sale of products to markets around the world.

Safety marks owned and issued by the ETL SEMKO division include “ETL” (United States and Canada), “S” (Europe) and “WH” (United States and Canada). ETL SEMKO is also authorised to apply the “GS” mark (Germany). ETL SEMKO has Notified Body Status in the European Union and also has electro-magnetic compatibility, telephone and other accreditations required for products it tests and certifies. These safety marks and certifications are widely relied upon by manufacturers, retailers and consumers to ensure that products conform to the applicable standards. In some countries and for some products, the safety marks and certifications are a legal requirement. Even when not required by governmental regulation, many manufacturers continue to use our safety marks and testing and certification services to ensure product quality. For example, the “S” mark, which has not been mandatory in Sweden since 1990, continues to be widely used throughout that country and in other European countries, as evidence that a product complies with harmonised European safety standards. ETL SEMKO’s accreditations are held by legal entities that are registered in the various countries in which ETL SEMKO offers its services.

Performance testing is demanded by industry associations to guard against products that might damage consumer confidence in a particular industry. For example, we have been nominated by the Air Conditioning and Refrigeration Institute and the Gas Appliance Manufacturers Association in the United States to verify the accuracy of information provided in the yellow “Energy Guide” labels found on many appliances. We also test individual manufacturers’ products to provide independent competitive performance data, which can then be used for marketing.

Quality Management Systems’ activities involve the certification of the business processes and services of an organization to ISO 9000 and similar standards. Certification involves a company defining and documenting its business processes and standards of service. Companies receiving certifications are subject to regular audits over time as a condition of continuing certification. ETL SEMKO manages this activity within the Americas. In Europe, this activity is performed through an associate company, Dekra, in which we have a 49% holding. In Asia, this activity is carried out within the Labtest division.

Labtest

Labtest is one of the largest international providers of testing and inspection services for textiles, toys, footwear, hardlines and other consumer products. Labtest’s customers are retailers, mainly in North America and Europe, and manufacturers, mainly in Asia. Customers include McDonalds and retailers such as Gap Inc, The Home Depot and Tommy Hilfiger.

Labtest performs testing to ensure that products meet safety standards and the specifications of distributors and retailers. The purchasers typically specify their own quality and performance standards in addition to nationally recognized standards. Manufacturers operating in developing countries routinely seek such testing and inspection of consumer goods to assist them in selling their products to retailers and distributors in markets such as North America and Europe. Labtest divides its activities into the following sub-divisions:

Textiles testing is principally an activity in which large textile and clothing retailers specify standards for the testing of products at the point of manufacture. Testing is mainly carried out for colourfastness, abrasion resistance, size conformity, shrinkage resistance and flammability. Based on our knowledge of the textile testing market and our competitors, we believe that Labtest is the world leader in textile testing.

Toys testing is mainly to ensure products conform to national and international safety standards. Services include design and packaging evaluation, safety testing, durability testing and performance testing.

Inspection of consumer products primarily involves visual inspection of finished and half-finished products at the manufacturer’s factory during production and prior to shipment for verification of quantity, quality and declared specifications of the products to be shipped. Inspection may be carried out on behalf of the manufacturer or the buyer.

Code of Conduct work has resulted from consumers and pressure groups being increasingly concerned about the social conditions and safety of workers in factories. Code of Conduct audit work includes factory tours, document review and employee interviews. Retailers usually commission the audits and we work closely with both manufacturers and retailers to find solutions to any problems identified. The main focus of these audits is the review of the use of child labour, involuntary labour, coercion and harassment, health and safety, working hours, compensation and environmental protection.

Quality Management Systems involves the certification of the business processes and services of an organization to ISO 9000 and related standards. In China, Hong Kong and Taiwan, Quality Management Systems work is carried out through a partnership with the British Standards Institute. In addition, Quality Management Systems’ activities include audits to standards issued by national and legal health authorities such as the Food and Drug Administration in the United States.

Risk Analysis and Management works with world market leaders to minimize business risk associated with the safety of children. The division provides a one-stop service of Total Quality Assurance.

Foreign Trade Standards

FTS provides independent Fiscal Good Governance services to the governments of emerging countries to assist them in maximising customs duty revenues and supporting foreign exchange controls. In addition to the traditional pre-shipment inspection systems associated with this industry, FTS offers innovative solutions to meet the objectives of our clients using latest technologies and web-based services. Through ITS ADVANTAS (Advanced Trade Assessment System), FTS can provide client governments with integrated electronic solutions in modules or combinations including Valuation Information, Selectivity, Web-based Input and Status Facilities and secure, encrypted Electronic Certification.

FTS also provides inspection, testing and support services to government standards organizations to ensure that imports of specified products meet national or international safety standards.

The provision of this variety of services can involve FTS in quality and quantity inspection, product testing, customs valuation and classification, import duty calculation and verification of shipment compliance with national laws and relevant customs regulations. FTS also provides customs training and modernisation services to national customs departments.

FTS’ customers include the governments of Argentina, Bangladesh, Ecuador, Georgia, Iran, Kenya, Mexico, Mozambique, Nigeria, Uganda and Uzbekistan and the Saudi Arabian Standards Organisation. Some of these contracts can be cancelled at short notice.

In addition to government programmes, FTS provides a wide range of inspection and expediting activities focused on engineering plants, industrial projects and commercial consignment inspection.

Operating and Financial Review and Prospects

Introduction

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, and the other financial information included elsewhere in this document. Our consolidated financial statements are prepared in accordance with U.K. GAAP and we discuss in note 8 to the financial statements the principal differences between U.K. and U.S. GAAP as they relate to us. This discussion contains forward-looking statements based on assumptions about our future business. Our actual results could materially differ from those indicated in the forward-looking statements.

In the following discussion we comment on our operating results and financial condition for the three months to June 30, 2001 (“Q2 01”) compared to the three months to June 30, 2000 (“Q2 00”) and the six months to June 30, 2001 (“HY 01”) compared to the six months to June 30, 2000 (“HY 00”), followed by a detailed review of the performance of each division. Our results for the six months to June 30, 2001 are not necessarily indicative of the expected results for the year to December 31, 2001.

Impact of exchange rates

Our financial statements are reported in pounds sterling (“sterling” or “£”). We have 140 subsidiary companies, of which 130 report in currencies other than sterling. Subsidiaries report in the currency of the country in which they are domiciled, apart from those based in countries where there is hyperinflation, which report in their functional currency, which is the U.S. dollar. We translate the results of overseas operations into sterling at the cumulative average exchange rates applicable for each period, therefore fluctuations in exchange rates will impact our results.

The tables below show growth rates of Q2 01 over Q2 00 and HY 01 over HY 00 at actual exchange rates and at comparable exchange rates. The actual growth rate is the percentage change of one period over the prior period where each period is translated into GBP using the exchange rates applicable in that period. The comparable growth rate is the percentage change of one period over the prior period where both periods are translated into GBP using the prior period’s exchange rates. This reflects the underlying growth in revenues and operating income without the fluctuations caused by changes in translation rates. We do not hedge translation rate exposure.

Over 50% of our revenues and the majority of our borrowings, interest payments and debt repayments are denominated in U.S. dollars or currencies linked to the U.S. dollar, such as the Hong Kong dollar. Where there is material transaction exposure from currency rate movements, we take out forward foreign exchange contracts to minimise this exposure.

Summary of revenues for the three months to June 30, 2000 compared to the three months to June 30, 2001

The table below compares revenues by division for the three months to June 30, 2000 and the three months to June 30, 2001 at actual and comparable exchange rates.

Revenues by division	Q2 00	Q2 01	Growth	Actual	Comparable
	£m	£m	£m	%	%

Caleb Brett	39.5	44.9	5.4	13.7	10.1
ETL SEMKO	25.6	29.0	3.4	13.3	8.2
Labtest	24.7	29.2	4.5	18.2	13.0
Foreign Trade Standards	10.8	14.6	3.8	35.2	34.3

Total continuing operations	100.6	117.7	17.1	17.0	12.9

At actual and comparable exchange rates, revenues increased in every division in Q2 01 over Q2 00. The higher growth rate at actual rates is due to translation gains arising from the strength of the U.S. dollar and currencies linked to the U.S. dollar, against sterling.

Major contributors to growth in Q2 01 were petroleum testing in the United States, textile testing in Asia, safety testing in China, a new pre-shipment inspection programme in Kenya and increased volumes of inspections in Saudi Arabia. The slow down in growth in the economy in the United States and other countries has affected certain markets in which we operate, but we have still achieved revenue growth.

Revenues in Q2 00 and Q2 01 were generated by operations located in the following geographic areas:

Revenues by geographic area	Q2 00	Q2 01	Growth	Actual	Comparable
	£m	£m	£m	%	%

Americas	41.2	47.2	6.0	14.6	7.0
Europe, Africa and Middle East	30.1	34.9	4.8	15.9	16.3
Asia and Far East	29.3	35.6	6.3	21.5	17.7

Total continuing operations	100.6	117.7	17.1	17.0	12.9

Revenues from the Americas increased primarily due to strong growth in petroleum testing in the United States. The revenue growth at actual rates was higher than at comparable rates due the strength of the U.S. dollar against sterling.

The growth in revenues from Europe, Africa and the Middle East was mainly due to a new pre-shipment inspection programme in Kenya and an increase in the volume of inspections in Saudi Arabia. An acquisition in France at the end of 2000 also added £0.5 million to revenue growth in Q2 01. The revenue growth at actual rates was lower than at comparable rates due to the strength of sterling against other European currencies.

Revenues in most sectors grew well in Asia and the Far East. Textile testing and safety testing in China grew particularly strongly in Q2 01 over Q2 00. Revenues from petroleum inspections in Singapore, toy testing and Code of Conduct inspections also increased. The revenue growth at actual rates was higher than at comparable rates due the strength of the Hong Kong dollar against sterling.

Summary of revenues for the six months to June 30, 2000 compared to the six months to June 30, 2001

The table below compares revenues by division for the six months to June 30, 2000 and the six months to June 30, 2001 at actual and comparable exchange rates.

Revenues by division	HY 00	HY 01	Growth	Actual	Comparable
	£m	£m	£m	%	%

Caleb Brett	74.3	87.5	13.2	17.8	13.1
ETL SEMKO	48.7	55.5	6.8	14.0	7.8
Labtest	44.3	52.0	7.7	17.4	10.8
Foreign Trade Standards	21.5	26.8	5.3	24.7	23.3

Total continuing operations	188.8	221.8	33.0	17.5	12.3

Revenues increased in every division in HY01 over HY 00. Major contributors to growth were petroleum testing in the United States, textile and toy testing in Asia, safety testing in China, new pre-shipment inspection programmes in Bangladesh and Kenya, and increased volumes of inspections in Saudi Arabia. Businesses acquired in 2000 in France, Norway and Japan also contributed to the growth in revenues in HY 01.

Revenues in HY 00 and HY 01 were generated by operations located in the following geographic areas:

Revenues by geographic area	HY 00	HY 01	Growth	Actual	Comparable
	£m	£m	£m	%	%

Americas	78.3	91.2	12.9	16.5	7.8
Europe, Africa and Middle East	58.2	65.9	7.7	13.2	13.1
Asia and Far East	52.3	64.7	12.4	23.7	18.2

Total continuing operations	188.8	221.8	33.0	17.5	12.3

Revenues from the Americas increased primarily due to strong growth in petroleum testing in the United States, where the demand for petroleum products remained strong, despite the slowdown in the economy.

The growth in revenues from Europe, Africa and the Middle East was attributable to a number of factors including a new pre-shipment inspection programme in Kenya which commenced in February 2001, an increase in the volume of inspections in Saudi Arabia, an acquisition in France made at the end of 2000 and the BP outsourcing contract in the United Kingdom which started in March 2000.

Revenues from Asia and the Far East increased in HY 01 over HY 00. Textile testing, toy testing and Code of Conduct inspections all grew significantly. Safety testing in China and petroleum inspection and testing in Singapore also contributed to the growth in revenues.

Operating costs before exceptional items

Our operating costs principally comprise labour costs, property and equipment rental, depreciation and laboratory consumables. Operating costs increased by £15.0 million or 13.3% at comparable rates, to £99.3 million, in Q2 01 over Q2 00. In HY 01 over HY 00, operating costs increased by £28.9 million or 12.5% at comparable rates to £190.6 million. Overall, costs have increased broadly in line with the growth in revenues.

Summary of operating income before exceptional items for the three months to June 30, 2000 compared to the three months to June 30, 2001

The table below compares operating income before exceptional items by division for the three months to June 30, 2000 and the three months to June 30, 2001 at actual and comparable exchange rates.

Operating income before	Q2 00	Q2 01	Growth/	Actual	Comparable
exceptional items by division			(decline)
	£m	£m	£m	%	%

Caleb Brett	4.8	4.5	(0.3)	(6.2)	(10.4)
ETL SEMKO	4.0	4.3	0.3	7.5	5.0
Labtest	8.2	9.7	1.5	18.3	12.2
Foreign Trade Standards	0.9	1.5	0.6	66.7	55.6
Central overheads	(1.4)	(1.4)	—	—	7.1

Total continuing operations	16.5	18.6	2.1	12.7	7.9

Major contributors to growth in operating income in Q2 01 over Q2 00 were petroleum testing in Caleb Brett in the United States, safety testing in China, textile testing in Asia, and inspections in Saudi Arabia. Operating income in Caleb Brett in Q2 01 was reduced by the impact of tropical storm Allison which hit the Texas Gulf coast in June 2001 and closed shipping channels for two weeks.

Summary of operating income before exceptional items for the six months to June 30, 2000 compared to the six months to June 30, 2001

The table below compares operating income before exceptional items by division for the six months to June 30, 2000 and the six months to June 30, 2001 at actual and comparable exchange rates.

Operating income before	HY 00	HY 01	Growth	Actual	Comparable
exceptional items by division
	£m	£m	£m	%	%

Caleb Brett	7.8	8.3	0.5	6.4	1.3
ETL SEMKO	7.6	7.9	0.3	3.9	—
Labtest	12.9	15.1	2.2	17.1	10.9
Foreign Trade Standards	1.6	2.8	1.2	75.0	68.8
Central overheads	(2.4)	(2.4)	—	—	4.2

Total continuing operations	27.5	31.7	4.2	15.3	9.8

The increase in operating income in HY 01 over HY 00 was mainly due to growth in petroleum testing in the United States, growth in textile testing in Asia, as well as the expansion of Code of Conduct business and increased volume of inspections in Saudi Arabia. Operating income in ETL SEMKO in HY 01 was affected by instability in certain markets such as building products in the United States and telecommunications testing, especially in the United Kingdom.

Exceptional income/(costs)

Operating exceptional items	Q2 00	Q2 01	HY 00	HY 01
	£m	£m	£m	£m

Foreign Trade Standards
Provision against Nigerian invoices	(0.9)	—	(2.5)	—
Payments received	1.3	—	1.3	—

Total continuing operations	0.4	—	(1.2)	—

Discontinued operation
Environmental EPA	(1.0)	—	(2.0)	—

Total operating exceptional items	(0.6)	—	(3.2)	—

The exceptional charges of £0.9 million in Q2 00 and £2.5 million in HY 00 related to a provision against unpaid invoices issued to the Nigerian government by our FTS division. The exceptional credit of £1.3 million was for cash received from the Nigerian government. The Nigerian government made regular payments throughout 2000 so we stopped making full provision for unpaid invoices raised from July 2000.

The exceptional charges of £1.0 million in Q2 00 and £2.0 million in HY 00 related to legal costs incurred in connection with the ongoing investigation by the Environmental Protection Agency into a discontinued operation in Richardson, Texas. This investigation is discussed in detail later in this report.

Non-operating exceptional items	Q2 00	Q2 01	HY 00	HY 01
	£m	£m	£m	£m

Losses on disposal of operations
Caleb Brett – loss adjusting business	—	—	(0.4)	—
FTS – Technical Services business	—	—	(2.6)	—

Total continuing businesses	—	—	(3.0)	—

Discontinued operation
Loss on disposal of Bondar Clegg division	(0.1)	—	(12.2)	—

Total non-operating exceptional items	(0.1)	—	(15.2)	—

In HY 00, Caleb Brett sold a small loss adjusting business in Chile, which after goodwill of £0.5 million that was previously written off to reserves was transferred to the profit and loss account, resulted in an exceptional charge of £0.4 million.

In HY 00 FTS sold its Technical Services business in the United States for its net assets value of £1.0 million. Goodwill of £2.6 million which was previously written off to reserves was charged to the profit and loss account, resulting in an exceptional charge of £2.6 million.

Also in HY 00, we sold Bondar Clegg, our minerals testing division. The net assets of businesses in North and South America and Africa were sold for £1.6 million, which generated a net loss of £4.3 million.

In addition, we incurred termination and closure costs of £1.0 million. After deducting goodwill of £6.9 million that was previously written off to reserves, the total exceptional loss was £12.2 million.

Interest expense

Interest of £9.5 million was charged in Q2 01, an increase of £0.4 million over the charge in Q2 00. This increase was attributable to the Parent Subordinated PIK debentures and to currency differences. New Parent Subordinated PIK debentures have been issued each quarter in lieu of interest payments, causing an increase in the interest charge. The majority of our borrowings are in currencies other than sterling, therefore the interest charge is affected by fluctuations in exchange rates.

Interest of £18.8 million was charged in HY 01, an increase of £1.6 million over the charge in HY 00. The increase was attributable to the Parent Subordinated PIK debentures and to currency differences.

Income taxes

The income tax charge in Q2 01 and Q2 00 was £3.7 million. This represented 40.7% of income before tax and exceptional items in Q2 01 and 50.0% in Q2 00. The tax rate was higher than the underlying tax rate of the territories in which we operate, largely due to our inability to obtain full potential tax relief on interest expense in the United Kingdom and the United States and on operating losses in other territories. The location of taxable profits and deductible expenses has a significant impact on the tax charge year by year.

The income tax charge in HY 01 was £6.3 million (48.8 % of income before tax and exceptional items) and £5.5 million in HY 00 (57.3% of income before tax and exceptional items).

Operating and financial review by division

We set out below a discussion of the performance of each of our operating divisions for the three months to June 30, 2000 compared to the three months to June 30, 2001 and the six months to June 30, 2000 compared to the six months to June 30, 2001. The operating income by division given below is before exceptional items.

Caleb Brett

Operating results	Q2 00	Q2 01	Growth/	HY 00	HY 01	Growth
			(decline)
	£m	£m	£m	£m	£m	£m

Revenues	39.5	44.9	5.4	74.3	87.5	13.2
Actual growth			13.7%			17.8%
Comparable growth			10.1%			13.1%

Operating income	4.8	4.5	(0.3)	7.8	8.3	0.5
Actual growth/(decline)			(6.2)%			6.4%
Comparable growth/(decline)			(10.4)%			1.3%
Operating margin	12.2%	10.0%		10.5%	9.5%

The growth in Caleb Brett revenues in Q2 01 over Q2 00 was attributable primarily to increased revenues in the United States, the acquisition of a business in France in December 2000 and increased revenues in Singapore. Although the economy in the United States has slowed, it has not yet had a material impact on our revenues. Revenues were reduced by the impact of tropical storm Allison, which hit the Texas Gulf Coast in June 2001 and halted shipping movements for two weeks. Revenues in Singapore increased as a result of a concentrated marketing and development drive which followed the relocation of the regional management team of Caleb Brett Asia from Australia to Singapore.

The decline in operating income before exceptional items in Q2 01 over Q2 00 was primarily due to the storm in the United States which reduced operating income by £0.3 million in Q2 01, costs associated with the relocation of the Asian regional office and a reduction in profit margin on the BP outsourcing contract.

The growth in Caleb Brett revenues in HY 01 over HY 00 was mainly due to increased revenues in the United States, where consumption of petroleum products continued to grow. European revenues in HY 01 benefited from a full six month’s income from a new business in France which was acquired at the end of 2000 and from the BP outsourcing contract which commenced in March 2000. Although revenues in Singapore increased, the Asian region continues to suffer from the depressed economies in Indonesia and the Philippines which has led to a decline in the oil and marine industries in those countries.

The increase in operating income before exceptional items in HY 01 over HY 00 was due to the increased volume of business in the United States, reduced by the cost of storm Allison and the cessation of a coal sampling contract in Canada.

ETL SEMKO

Operating results	Q2 00	Q2 01	Growth	HY 00	HY 01	Growth
	£m	£m	£m	£m	£m	£m

Revenues	25.6	29.0	3.4	48.7	55.5	6.8
Actual growth			13.3%			14.0%
Comparable growth			8.2%			7.8%

Operating income	4.0	4.3	0.3	7.6	7.9	0.3
Actual growth			7.5%			3.9%
Comparable growth			5.0%			0.0%
Operating margin	15.6%	14.8%		15.6%	14.2%

The revenue growth in ETL SEMKO in Q2 01 over Q2 00 was driven by the continued growth of safety testing in Hong Kong and China and an acquisition in Japan made in December 2000. Revenues in the United States grew in some sectors such as global semi-conductor testing and declined in others such as the certification of building materials and heating, ventilation and air conditioning equipment. The decline in these markets was due to the down turn in building activity, exacerbated by price competition in a declining market.

The increase in operating income before exceptional items in Q2 01 over Q2 00 was primarily due to expansion in Asia, where the cost base is relatively low. A cost cutting programme was implemented in the United States to improve profitability in under performing sectors.

Revenue growth in HY 01 over HY 00 was due to the continued expansion of business in Asia, particularly in Hong Kong, China and Japan. The market for telecommunications testing was volatile in HY 01. Revenues in this sector increased in the United States and Sweden but declined in the United Kingdom in HY 01 over HY 00. The global semi-conductor market in the United States remained strong in HY 01 and revenues in this sector increased over HY 00. Revenues in HY 00 included revenues from a business-to-customer electrical retailer that ceased trading in April 2000.

At comparable exchange rates, operating income before exceptional items remained static in HY 01 compared to HY 00. Operating income increased in Asia, particularly in Hong Kong and China, but the new laboratory in Japan incurred costs associated with providing the Hong Kong laboratory with accreditation for exports to Japan. Variances in operating income in the United States in HY 00 compared to HY 01 varied between sectors which reflected the different areas of growth and contraction in the United States economy. Operating income in Europe remained flat, with growth in Sweden and Germany offset by a decline in the United Kingdom, caused by a slow down in the telecommunications market.

Labtest

Operating results	Q2 00	Q2 01	Growth	HY 00	HY 01	Growth
	£m	£m	£m	£m	£m	£m

Revenues	24.7	29.2	4.5	44.3	52.0	7.7
Actual growth			18.2%			17.4%
Comparable growth			13.0%			10.8%

Operating income	8.2	9.7	1.5	12.9	15.1	2.2
Actual growth			18.3%			17.1%
Comparable growth			12.2%			10.9%
Operating margin	33.2%	33.2%		29.1%	29.0%

The growth in revenues in Labtest in Q2 01 over Q2 00 was driven by textile testing in Asia and to a lesser extent in Europe. We attribute this growth to a number of factors, including the growth in consumer demand, the continued migration of manufacturing from the West to Asia and other developing countries, the faster introduction of new products by manufacturers and the increasing demand by consumers for good quality and safe products. The rate of revenue growth has slowed in Hong Kong compared with recent years because business is moving to China where we are expanding our laboratory network. Revenues from toy testing and Code of Conduct inspections also increased in Q2 01 over Q2 00. We opened a new toy testing laboratory in Germany in Q2 01.

Whilst the economic downturn in the United States could lead to reduced imports of consumer goods, this has not yet started to have a significant impact on the Labtest business. We believe that the key business drivers continued to be safety, quality consciousness of buyers, new fibres and more designs.

The growth in operating income before exceptional items in Q2 01 over Q2 00 was mainly from textile testing and Code of Conduct inspections where we audit social practices and safety in factories. The new toy testing laboratory in Germany incurred start up costs and additional overhead costs were incurred in Hong Kong to support e-commerce development.

The growth in revenues in HY 01 over HY 00 was primarily due to textile testing, toy testing and Code of Conduct inspections.

The growth in operating income before exceptional items in HY 01 over HY 00 was due to textile testing and Code of Conduct inspections. Operating income from toy testing declined slightly, due to the start up costs of new laboratories in Shanghai and Germany.

Foreign Trade Standards

Operating results	Q2 00	Q2 01	Growth	HY 00	HY 01	Growth
	£m	£m	£m	£m	£m	£m

Revenues	10.8	14.6	3.8	21.5	26.8	5.3
Actual growth			35.2%			24.7%
Comparable growth			34.3%			23.3%

Operating income	0.9	1.5	0.6	1.6	2.8	1.2
Actual growth			66.7%			75.0%
Comparable growth			55.6%			68.8%
Operating margin	8.3%	10.3%		7.4%	10.4%

The increase in revenues in Q2 01 over Q2 00 was due to new pre-shipment inspection programmes in Kenya and Bangladesh and increased volumes of inspections in Saudi Arabia. The volume of inspections in Saudi Arabia increased due to stricter enforcement of the pre-shipment standards testing and inspection programme by the Saudi Arabian government. Revenues in Q2 00 included £0.3 million from the pre-shipment inspection programme in Ghana which was cancelled in 2000.

The increase in FTS operating income in Q2 01 over Q2 00 was mainly attributable to higher revenues and a reduction in operating costs, partly due to the development of the information technology platform.

The growth in revenues in HY 01 over HY 00 was due to the new pre-shipment inspection programmes in Kenya and Bangladesh which started in Q1 01, and increased volumes of inspections in Saudi Arabia. Revenues in HY 00 included £1.0 million from the pre-shipment inspection programme in Ghana which was cancelled in 2000 and £0.7 million from the Technical Services business which was sold in February 2000.

The growth in operating income in HY 01 over HY 00 was mainly due to higher revenues and improved operating efficiencies. Operating income from the new Kenyan programme was offset by start up costs.

Central overheads

Central overheads comprise the costs of our corporate head office in London, our tax and human resources team in the United States and costs associated with non-trading holding companies. Central overheads include salaries, property rental, travel and legal and professional fees. At actual exchange rates, central overheads remained constant at £1.4 million in Q2 00 and Q2 01 and £2.4 million in HY 00 and HY 01.

Effects of U.S. GAAP adjustments on operating income

Our financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The most significant differences between U.S. GAAP and U.K. GAAP are described in note 8 of the financial statements.

Financial condition and liquidity

At June 30, 2001 we had cash of £21.2 million compared to £21.3 million at December 31, 2000.

Net cash inflow from operating activities includes operating income after operating exceptionals, before depreciation and other non-cash items, as well as working capital movements. Our net cash inflow from operating activities increased by £2.6 million to £26.1 million in HY 01 compared to HY 00, primarily due to increased operating income.

We spent £2.0 million on legal costs in HY 01 (HY 00: £1.8 million) in connection with an Environmental Protection Agency investigation in Richardson, Texas. Until this investigation is concluded we will continue to incur legal costs. We also spent £1.0 million in HY 01 (HY 00: £nil) in connection with the two Environmental Protection Agency investigations in Linden, New Jersey and Puerto Rico. We agreed to settle the Linden investigation by paying a fine of £0.7 million in instalments of £0.3 million in April 2001, £0.2 million in October 2001 and £0.2 million in April 2002. The outcome of the investigations in Richardson and Puerto Rico is uncertain, and we are unable to estimate and provide for any potential settlement. The length of time it will take to conclude these investigations is also uncertain, and we may incur additional legal costs in excess of those currently provided.

We spent £10.8 million on tangible fixed assets in HY 01 compared to £8.8 million in HY 00. This is mostly expenditure on laboratory and computer equipment. Expenditure in HY 01 included £1.7 million for the ongoing Oracle computer project in ETL SEMKO in the United States.

In HY 01 we acquired a small business in Australia for consideration of £0.1 million and paid deferred consideration of £0.5 million for an acquisition made in 2000. In HY 01 we received deferred sale proceeds of £0.1 million from the disposal of Bondar Clegg.

In HY 01, we paid interest and finance charges of £12.0 million (HY 00: £11.2 million) on our borrowings. These figures exclude interest relating to the Parent Subordinated PIK Debentures, which was funded by further issues of debentures in February 2001 and May 2001. We paid dividends of £1.2 million to minority shareholders in HY 01 compared to £2.0 million in HY 00.

At June 30, 2001, our total borrowings were £352.9 million less unamortised debt issuance costs of £7.8 million. A detailed summary of our borrowings is given in note 3 of our consolidated financial statements. Apart from the Revolving Credit Facility, our borrowings are denominated in currencies other than sterling, and are therefore affected by exchange rate fluctuations. In the six months to June 30, 2001, our total borrowings increased by £22.7 million, of which £11.2 million was due to currency translation. Our Parent Subordinated PIK Debentures, which are denominated in U.S. dollars, increased by £9.7 million in HY 01. The increase was due to new debentures issued in lieu of interest payments of £5.6 million and currency translation of £4.1 million. We repaid £6.5 million of the Senior Term A loans in June 2001. There were no scheduled repayments of the Senior Subordinated Notes or Senior B Loans in HY 01. We utilised a further £11.0 million of our Revolving Credit Facility in HY 01, increasing our total drawings to £21.0 million at June 30, 2001. We drew a further £3.0 million in July 2001 and we currently have £5.0 million of the facility available to draw.

Since June 30, 2001, we have agreed new banking arrangements with our syndicate of senior banks. A new Senior Term C loan of up to £40.0 million has been made available for capital expenditure. The facility can be drawn in U.S. dollars, pounds sterling, Swedish kroner or Euros in tranches of at least £250,000 or the equivalent in non-sterling currencies. The terms of these new facilities also allow up to £10.0 million of the Senior Term C loan to be drawn down to repay the Senior Revolving Credit facility. The Senior Term C loan will be available until June 2004 and will become repayable in December 2005. It carries an interest rate cost of LIBOR plus 2.75% and a commitment fee of 0.75% per annum will be paid on the average amount of Senior Term C which is unused. The revised banking arrangements became effective on August 9, 2001 and to date, we have not used any of the Senior Term C facility.

We anticipate that available cash, cash flows from operations and borrowing availability under our Revolving Credit Facility will be sufficient to satisfy our working capital and capital expenditure requirements for the foreseeable future. However, to the extent that we should desire to increase our financial flexibility and capital resources or choose or be required to fund future capital commitments from sources other than operating cash or from borrowings under our existing credit facility, we may consider raising additional capital by increasing the credit facility or through the raising of additional equity. There can be no assurance, however, that additional capital will be available to us on acceptable terms, if at all.

Our ability to meet our debt repayments in the longer term will depend upon the achievement of our business plan. There can be no assurance that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our indebtedness, or make necessary capital expenditures.

In order to purchase the business from Inchcape plc, we raised finance in the form of Senior Subordinated Notes, Senior Term Loans and Parent Subordinated PIK Debentures. Subject to the provisions under which these Loans were made, and subject to certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions, loans or advances to Intertek Finance plc, the subsidiary of the Company which issued the Notes, or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distributions, loans or advances to the Company.

Investigations by the U.S. Environmental Protection Agency

Two of our subsidiary corporations are currently involved in investigations by the U.S. Environmental Protection Agency (“EPA” ). Details of each investigation are given below:

Intertek Testing Services Environmental Laboratories, Inc. — Richardson, Texas

In December 1997, Intertek Testing Services Environmental Laboratories, Inc. (“ITS Environmental”) discovered certain discrepancies in reported testing results at its facility in Richardson, Texas. ITS Environmental promptly reported this discrepancy to the EPA and to clients. Civil and criminal investigations are under way. A government investigation at the ITS Environmental facility uncovered further discrepancies beyond those initially discovered and disclosed by ITS Environmental.

In August 1998, ITS Environmental ceased carrying out any commercial operations but this discontinuation of business has not relieved ITS Environmental of any liability it may face as a result of these investigations or otherwise.

After commercial operations ceased in August 1998, the facility was used to reprocess the original data. The reprocessing is complete and the facility is now closed. ITS Environmental developed what it believed to be an effective data screening and reprocessing method. The reprocessing effort was aimed at providing clients with data of known quality. The EPA have advised ITS Environmental that the reprocessing is not acceptable to the EPA for clean up or compliance purposes. Nevertheless, ITS Environmental believes that it can establish the scientific integrity of the reprocessing work, which ITS believes confirms that the original data was accurate to within normally accepted limits. This has been confirmed by an independent consultant who specialises in the reprocessing of data.

ITS Environmental continues to co-operate fully with the government investigation.

On December 9, 1999, a complaint was filed by a customer in Federal Court in Chicago, Illinois against Intertek Testing Services Environmental Laboratories, Inc. seeking declaratory judgement and damages arising from analyses performed between 1991 and 1997. On December 17, 1999, a complaint was filed in state court in Kansas City, Missouri, against Intertek Testing Services Limited seeking damages from improper testing and analysis. On January 12, 2000, a third complaint was filed in state court in Los Angeles, California, against Intertek Testing Services Limited and Intertek Testing Services Environmental Laboratories, Inc. seeking damages arising for improper testing and analysis and alleging fraud.

On September 21, 2000, the U.S. Department of Justice announced that a Federal Grand Jury in Dallas, Texas returned an indictment of thirty counts against thirteen persons who were formerly employed at Intertek Testing Services Environmental Laboratories Inc in Richardson, Texas. Charges against the thirteen persons include conspiracy to commit mail fraud, conspiracy to present false, fictitious and fraudulent claims against the United States and wire fraud. The trial date was adjourned from February 5, 2001 to October 12, 2001. To date, no criminal charges have been filed against ITS Environmental.

On March 23, 2001, a Complaint was filed in state court in Marshall, Texas, by 418 individual plaintiffs against Intertek Testing Services Environmental Laboratories, Inc. and thirteen former employees seeking $80 million in damages. The individual defendants named in the lawsuit are the same people who were indicted in September 2000. The Complaint alleges common fraud, negligent misrepresentation and malice. Plaintiffs previously sued various suppliers to the Longhorn Army Ammunition Plant (“Longhorn”) for personal injury and property damage, and claim here that ITS Environmental’s understated environmental test results for Longhorn caused them to settle that case for less than they otherwise would have. All defendants have sought to remove the case to the Federal Court and have moved to dismiss the Complaint. Under United States’ law, the plaintiffs can cite any figure they wish for damages in their Complaint. We believe we have a meritorious defense and the outcome is unlikely to have a material adverse effect on our business and our financial position.

We are unable to predict the outcome of these actions and we are unable to estimate the cost of any civil or criminal penalties arising from this investigation. However, on the basis of currently available information, we consider that the outcome is unlikely to have a material adverse effect on our business and our financial position. ITS Environmental has been engaged in discussions with the United States Government regarding a resolution of the criminal investigation and we believe that a satisfactory agreement should be reached within the next several months. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed. Our group professional indemnity insurance policy may respond at least to third party claims, civil damages and associated legal costs. With our broker, we are seeking acceptance of the loss by the insurer.

Caleb Brett USA, Inc — Puerto Rico

Caleb Brett USA, Inc has been informed that an investigation is underway by the U.S. Department of Justice Environmental Crime Section of certain practices at its Puerto Rico facility. The investigation relates to events in 1997 and prior, and we are unable to predict the outcome or estimate the cost of any civil or criminal penalties that may arise. However, on the basis of currently available information, we consider that the outcome is unlikely to have a material adverse effect on our business and our financial position. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed. This event may give rise to a claim under our group professional indemnity insurance policy and our brokers have been notified.

New Accounting Standards

U.K. Accounting Standards

Financial Reporting Standard 17: Retirement benefits and Financial Reporting Standard 19: Deferred tax have been issued but are not effective until accounting periods ending on or after June 22, 2001 and January 23, 2002, respectively. We have not yet determined the effect of these new standards.

U.S. Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141” ) and No. 142, Goodwill and Other Intangible Assets (“SFAS 142” ). SFAS 141 applies to all business combinations initiated after June 30, 2001 and requires that such combinations be accounted for using the purchase method of accounting. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization and non-amortization provisions of SFAS 142 apply to all goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. Because of the extensive effort needed to comply with adopting SFAS 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company’s financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In June 2001, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS 143” ). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carry amount of the related long-lived asset. Over time, the liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The Company is required to adopt SFAS 143 effective January 1, 2003. We are currently evaluating the effect, if any, the adoption of SFAS 143, including the transition provisions, will have on the results of operations and financial position.

European Monetary Union - Euro

On January 1, 1999, eleven of the European Union member states, including seven countries in which we operate, established fixed conversion rates between their existing currencies and adopted one common currency, the Euro. The conversion to the Euro eliminates currency exchange rate risk among the eleven member countries. On January 1, 2000, Greece also established a fixed conversion rate between its national currency and the Euro.

The currencies of the twelve member states remain legal tender in the participating countries during a three-year transition period from January 1, 1999 through January 1, 2002. Effective January 1, 1999, the Euro is traded on currency exchanges and is available for non-cash transactions during the three-year transitional period. Beginning on January 1, 2002, the European Central Bank will issue Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002, the participating countries will withdraw all bills and coins and use the Euro as their legal currency.

Our operating units affected by the Euro have established plans to address the issues raised by the conversion. These issues, among others, include such matters as pricing, continuity of contracts, accounting and financial reporting, taxation, treasury activities and computer systems. A number of our operating units in Europe have converted their systems and are reporting in Euros. The remaining operating units will convert their local records to the Euro during 2001.

Although we have not identified any immediate problems, we cannot be certain that the harmonisation of currencies in Europe will not have a material adverse impact on the operating results, financial position or liquidity of our European businesses.

Intertek Testing Services Limited
Consolidated Statements of Operations

	(Unaudited)

	Six months	Six months
	to June 30,	to June 30,
	2000	2001

	£m	£m

Revenues
Continuing operations	188.8	221.8
Discontinued operations	0.7	—

Group revenues	189.5	221.8
Operating costs	(166.3)	(190.6)

Group operating income	23.2	31.2
Share of operating profit in associates	0.4	0.5

Total operating income	23.6	31.7

Operating income/(loss) before exceptional items
Continuing operations	27.5	31.7
Discontinued operations	(0.7)	—

	26.8	31.7
Exceptional items charged to operating income
Continuing operations	(1.2)	—
Discontinued operations	(2.0)	—

Total operating income	23.6	—

Operating income/(loss) after exceptional items
Continuing operations	26.3	31.7
Discontinued operations	(2.7)	—

Total operating income	23.6	31.7

Non-operating exceptional items
Continuing operations	(3.0)	—
Discontinued operations	(12.2)	—

Total non-operating exceptional items	(15.2)	—

Income on ordinary activities before interest	8.4	31.7
Interest expense	(17.2)	(18.8)

(Loss)/income before taxation	(8.8)	12.9
Taxation	(5.5)	(6.3)

(Loss)/income after taxation	(14.3)	6.6
Minority interests	(1.4)	(2.0)

Net (loss)/income for the group and its share of associates	(15.7)	4.6

The accompanying notes on pages F-6 to F-21 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Statements of Operations

	(Unaudited)

	Three months	Three months
	to June 30,	to June 30,
	2000	2001

	£m	£m

Group revenues	100.6	117.7
Operating costs	(84.9)	(99.3)

Group operating income	15.7	18.4
Share of operating profit in associates	0.2	0.2

Total operating income	15.9	18.6

Operating income/(loss) before exceptional items	16.5	18.6

Exceptional items credited/(charged) to operating income
Continuing operations	0.4	—
Discontinued operations	(1.0)	—

Total operating income	15.9	18.6

Operating income/(loss) after exceptional items
Continuing operations	16.9	—
Discontinued operations	(1.0)	—

Total operating income	15.9	18.6

Non-operating exceptional items
Discontinued operations	(0.1)	—

Income on ordinary activities before interest	15.8	18.6
Interest expense	(9.1)	(9.5)

Income before taxation	6.7	9.1
Taxation	(3.7)	(3.7)

Income after taxation	3.0	5.4
Minority interests	(0.8)	(1.2)

Net income for the group and its share of associates	2.2	4.2

The accompanying notes on pages F-6 to F-21 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Balance Sheets

			(Unaudited)

	Notes	December 31,	June 30,
		2000	2001

		£m	£m

ASSETS
Current assets
Cash	7	21.3	21.2
Trade receivables		81.6	88.9
Inventories		1.7	1.8
Other current assets		19.1	22.6

Total current assets		123.7	134.5
Goodwill		16.8	16.3
Property, plant and equipment, net		67.9	72.3
Investments		0.9	1.2

Total assets		209.3	224.3

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Borrowings (including current portion of long term borrowings)	3	22.1	33.8
Accounts payable, accrued liabilities and deferred income		80.5	81.8
Income taxes payable		6.9	6.6

Total current liabilities		109.5	122.2
Long term borrowings	3	300.3	311.3
Provisions for liabilities and charges		13.9	9.2
Minority interests		6.3	7.0
Shareholders' deficit
Ordinary shares		0.8	0.8
Redeemable preference shares		105.5	105.5
Shares to be issued		2.8	2.8
Premium in excess of par value		3.6	3.6
Accumulated deficit		(333.4)	(338.1)

Total shareholders' deficit		(220.7)	(225.4)

Total liabilities and shareholders' deficit		209.3	224.3

The accompanying notes on pages F-6 to F-21 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Statements of Cash Flows

		(Unaudited)

	Notes	Six months	Six months
		to June 30,	to June 30,
		2000	2001

		£m	£m

Total operating cash inflow	5	23.5	26.1
Returns on investments and servicing of finance	6	(13.2)	(13.2)
Taxation		(4.8)	(6.2)
Capital expenditure and financial investment	6	(8.7)	(10.7)
Acquisitions and disposals	6	0.6	(0.5)

Cash outflow before financing		(2.6)	(4.5)

Financing	6	2.3	4.8

(Decrease)/increase in cash in the period		(0.3)	0.3

Reconciliation of net cash flow to movement in net debt	7

(Decrease)/increase in cash in the period		(0.3)	0.3

Cash outflow from movement in debt		(2.3)	(4.8)

Change in net debt resulting from cash flows		(2.6)	(4.5)
Debt issued in lieu of interest payment		(4.6)	(5.6)
Acquisitions and disposals		(0.7)	—
Other non-cash movements		(1.0)	(1.1)
Exchange adjustments		(17.2)	(11.6)

Increase in net debt in the period		(26.1)	(22.8)
Net debt at the start of the period		(273.5)	(301.1)

Net debt at the end of the period		(299.6)	(323.9)

The accompanying notes on pages F-6 to F-21 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Statements of Total Recognised Gains and Losses

	(Unaudited)

	Six months	Six months
	to June 30,	to June 30,
	2000	2001

	£m	£m

Net (loss)/income from group companies	(15.6)	4.3
Net (loss)/income from associates	(0.1)	0.3

	(15.7)	4.6
Exchange adjustments	(14.8)	(9.3)

Total recognised gains and losses	(30.5)	(4.7)

There is no material difference between income before taxation, and net income for the financial periods, as stated in the statements of operations and their historical cost equivalents.

Consolidated Statements of Changes in Shareholders' Deficit

			(Unaudited)

	Ordinary	Redeemable	Shares to be	Premium in	Accumulated	Total
	shares	preference	issued	excess of par	deficit
		shares		value

	£m	£m	£m	£m	£m	£m

Balance at January 1, 2000	0.8	105.5	2.8	3.6	(315.2)	(202.5)
Net loss	—	—	—	—	(15.7)	(15.7)
Goodwill adjustments	—	—	—	—	10.1	10.1
Exchange adjustments	—	—	—	—	(14.8)	(14.8)

Balance at June 30, 2000	0.8	105.5	2.8	3.6	(335.6)	(222.9)

Balance at January 1, 2001	0.8	105.5	2.8	3.6	(333.4)	(220.7)
Net income	—	—	—	—	4.6	4.6
Exchange adjustments	—	—	—	—	(9.3)	(9.3)

Balance at June 30, 2001	0.8	105.5	2.8	3.6	(338.1)	(225.4)

Included in accumulated deficit is £297.0 million relating to goodwill (at June 30, 2000: £282.6 million). This comprises goodwill of £294.0 million written off to reserves in relation to the acquisition of subsidiaries prior to December 31, 1997 (at June 30, 2000: £280.9 million) and £3.0 million amortised goodwill in relation to acquisitions from January 1, 1998 (at June 30, 2000: £1.7 million).

The accompanying notes on pages F-6 to F-21 are an integral part of these financial statements.

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

1. Basis of presentation

The accompanying consolidated financial statements of the Company and its subsidiaries at June 30, 2001, for the six months to June 30, 2000 and the six months to June 30, 2001 and for the three months to June 30, 2000 and the three months to June 30, 2001 are unaudited. In the opinion of the Directors, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included. The results of these periods are not necessarily indicative of results for the entire year and have been prepared in conformity with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) and are presented under the historical cost convention. These principles differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”) — see note 8.

For the purpose of these condensed consolidated financial statements, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted. These unaudited statements should be read in conjunction with the audited financial statements and notes as of and for the year ended December 31, 2000.

2. Accounting policies

The significant accounting policies adopted by the Company and its subsidiaries are set out below.

Basis of consolidation

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries. The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statement of income of the Company from, or up to, the date control passes. The consolidated statements of income of the Company include their respective shares of income from associated undertakings. The consolidated balance sheets of the Company include interests in associates at their respective shares of the net tangible assets.

Use of estimates

Preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances alter, such that the group’s actual results may differ from the amounts reported and disclosed in the financial statements.

Foreign currencies

The results of operations and cash flows of overseas subsidiaries and associated undertakings are translated into sterling at the average of the month end rates of exchange for the period. Assets and liabilities in foreign currencies are translated into sterling at closing rates of exchange except where rates are fixed under contractual arrangements. The difference between net income/(loss) translated at average and at closing rates of exchange is included in the statement of total recognised gains and losses and as a movement in shareholders' equity/(deficit). Exchange differences arising from the retranslation to closing rates of exchange of opening shareholders' equity, and long-term foreign currency borrowings used to finance foreign currency investments are also reflected in the statement of total recognised gains and losses and as movements in shareholders' equity/(deficit). All other exchange differences are dealt with in the consolidated statement of operations.

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

Accounting policies (continued)

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:

Freehold buildings and long leasehold land and buildings	2%
Short leasehold land and buildings	Term of lease
Plant, machinery and equipment	10% - 33.3%

Leases

Assets held under capital leases are treated as if they had been purchased at the present value of the minimum lease payments. This cost is included in property, plant and equipment, and depreciation is provided over the shorter of the lease term or the estimated useful life. The corresponding obligations under these leases are included within borrowings. The finance charge element of capital lease payments is charged to operations to produce a constant rate of interest. Operating lease rentals are charged to operations on a straight-line basis over the periods of the leases.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises expenditure incurred in the normal course of business in bringing inventories and work in progress to their present location and condition.

Revenues

Revenues represent the total amount receivable for services provided and goods sold, excluding sales-related taxes and intra-group transactions. Revenue is recognised when the relevant service is completed or goods delivered.

Taxation

Deferred taxation is provided on timing differences using the liability method at current taxation rates, to the extent that the directors consider that it is probable that a liability or asset will crystallise.

Pension benefits

Liabilities under defined contribution pension schemes are charged to operations when incurred. ITS has a number of defined benefit pension schemes for which contributions are based on triennial actuarial valuations. Pension charges in operations have been calculated at a constant percentage of current and expected future pensionable payroll, with variations from regular cost spread over the expected remaining service lives of employees.

Goodwill and other intangible assets

Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10: Goodwill and Intangible Assets, and is amortised on a straight line basis over its estimated useful life, which is limited to a maximum of 20 years. Other intangible assets, such as non compete covenants, are amortised over the term of the respective agreements, generally between two to five years. Purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of each acquisition in accordance with the accounting standard then in force. When a subsequent disposal occurs, any goodwill previously written off to reserves is written back through the consolidated statement of operations and is considered in determining the gain or loss on the disposal.

Cash and cash equivalents

Cash for the purposes of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

Accounting policies (continued)

Derivative financial instruments

The company uses various derivative financial instruments to manage its exposure to foreign exchange and interest rate risks. Derivative financial instruments are considered hedges if they meet certain criteria. A forward exchange contract is considered a hedge of an identifiable foreign currency commitment if such contract is designated as, and is effective as, a hedge of a firm foreign currency commitment. An interest rate swap agreement is considered a “synthetic alteration” (and accounted for like a hedge) when the agreement is designated with a specific liability and it alters the interest rate characteristics of such liability. An interest rate cap agreement must also meet the same criteria as an interest rate swap to be considered a hedge of a specific liability. Derivative financial instruments failing to meet the aforementioned criteria are accounted for at fair value, with the resulting unrealised gains and losses included in the statement of operations.

Forward exchange contracts. Forward exchange contracts are designated as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs.

Interest rate cap agreements. Interest rate cap agreements are accounted for under the accruals basis. Amounts receivable under the agreement are accrued when due as a reduction of interest charges. Premiums paid for purchased interest rate cap agreements are amortised to interest charges over the term of the caps.

Interest rate swaps. Interest rate swap agreements are designated to change the interest rate characteristics of floating-rate borrowings. The interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the term of the swap.

3. Borrowings

	December 31,	June 30,
	2000	2001

	£m	£m

Due in less than one year:
Senior Term Loan A	12.8	14.5
Senior Revolver	10.0	21.0
Other borrowings	—	0.3

	22.8	35.8
Debt issuance costs	(0.7)	(2.0)

	22.1	33.8

Due in more than one year:
Senior Term Loan A	47.0	40.7
Senior Term Loan B	35.5	35.2
Senior Subordinated Notes	138.1	144.0
Parent Subordinated PIK Debentures	87.5	97.2

	308.1	317.1
Debt issuance costs	(7.8)	(5.8)

	300.3	311.3

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

Borrowings (continued)

Maturity of borrowings:

	Senior	Senior	Senior	Senior	Parent	Other	Total
	Term	Term	Revolver	Subordinated	Subordinated	borrowings	borrowings
	Loan A	Loan B		Notes	PIK
					Debentures

	£m	£m	£m	£m	£m	£m	£m

Due in less than 1 year	14.5	—	21.0	—	—	0.3	35.8
Due in 1-2 years	24.3	—	—	—	—	—	24.3
Due in 2-3 years	16.4	17.6	—	—	—	—	34.0
Due in 3-4 years	—	17.6	—	—	—	—	17.6
Due in over 5 years	—	—	—	144.0	97.2	—	241.2

	55.2	35.2	21.0	144.0	97.2	0.3	352.9
Debt issuance costs	(1.1)	(0.7)	—	(4.6)	(1.4)	—	(7.8)

	54.1	34.5	21.0	139.4	95.8	0.3	345.1

4. Reconciliation of movement in shareholders’ deficit
	Six months	Six months
	to June 30,	to June 30,
	2000	2001

	£m	£m

Total recognised gains and losses for the period	(30.5)	(4.7)
Goodwill adjustments	10.1	—

	(20.4)	(4.7)
Opening shareholders’ deficit	(202.5)	(220.7)

Closing shareholders’ deficit	(222.9)	(225.4)

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

5. Reconciliation of operating income to operating cash flows

	Six months	Six months
	to June 30,	to June 30,
	2000	2001

	£m	£m

Operating income after exceptional items	23.6	31.7
Depreciation charge	6.1	7.6
Goodwill amortisation	0.5	0.7
Loss on sale of fixed assets	0.2	—
Increase in receivables and other current assets	(9.3)	(9.5)
Increase in payables	2.5	0.1
Discontinued operating exceptional provision — Environmental	2.0	—
Decrease in provisions	(1.9)	(4.2)

	23.7	26.4
Equity income of associates	(0.4)	(0.5)
Dividends received from associates	0.2	0.2

Total operating cash inflow	23.5	26.1

6. Analysis of cash flows

	Six months	Six months
	to June 30,	to June 30,
	2000	2001

	£m	£m

Returns on investment and servicing of finance
Net interest paid	(11.2)	(12.0)
Dividends paid to minorities	(2.0)	(1.2)

	(13.2)	(13.2)

Capital expenditure and financial investment
Purchase of property, plant and equipment	(8.8)	(10.8)
Sale of property, plant and equipment	0.1	0.1

	(8.7)	(10.7)

Acquisitions and disposals
Purchase of subsidiary undertakings	(0.9)	(0.1)
Sale of subsidiary undertakings	1.5	0.1
Deferred consideration payments	—	(0.5)

	0.6	(0.5)

Financing
Issue of short term debt	5.9	11.0
Repayment of other loans	(3.7)	(6.2)
Cash subscribed by minorities	0.1	—

	2.3	4.8

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

7. Analysis of net debt

	At December	Cash flow	Debt issued	Other non-	Exchange	At June
	31, 2000		in lieu of	cash changes	adjustments	30, 2001
			interest
			payment

	£m	£m	£m	£m	£m	£m

Net cash
Cash in hand and at bank	21.3	0.3	—	—	(0.4)	21.2

Debt
Debt due within one year	(22.1)	(11.0)	—	(0.1)	(0.6)	(33.8)
Debt due after one year	(300.3)	6.2	(5.6)	(1.0)	(10.6)	(311.3)

	(322.4)	(4.8)	(5.6)	(1.1)	(11.2)	(345.1)

Total net debt	(301.1)	(4.5)	(5.6)	(1.1)	(11.6)	(323.9)

8. Summary of differences between U.K. and U.S. GAAP

The consolidated financial statements are prepared in conformity with U.K. GAAP. These accounting principles differ in certain material respects from U.S. GAAP. Described below are the material differences between U.K. GAAP and U.S. GAAP affecting the net income/(loss) and shareholders' equity/(deficit) which are set forth in the tables that follow. The results for the six months ended June 30, 2001 are not necessarily indicative of the expected results for the year to December 31, 2001.

Goodwill and other intangible assets

Under U.K. GAAP, purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition. Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10, Goodwill and Intangible Assets. Other intangible assets, such as non compete covenants, are amortised over the term of the agreement, generally between two to five years. Positive goodwill is amortised to nil in equal instalments over its estimated useful life, generally not exceeding 20 years. Under U.S. GAAP, goodwill and identifiable intangibles are capitalised and are written off over their estimated useful lives, generally not exceeding 40 years. U.S. GAAP goodwill and identifiable intangibles are being written off over periods not exceeding 20 years.

Redeemable preference shares

Under U.K. GAAP, preference shares with mandatory redemption features or redeemable at the option of the security holders are classified as a component of shareholders’ equity. U.S. GAAP requires such redeemable preference shares to be classified outside of shareholders’ equity. Additionally under U.S. GAAP, when the fair value of mandatorily redeemable preferred shares at the time of its issuance is less than the mandatory redemption amount, the carrying amount is increased by periodic accretion using the interest method, such that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. The periodic accretion would be shown as an additional dividend on the redeemable preference shares in U.S. GAAP financial statements and as a movement in shareholders' equity.

Disposal of business segment

Under U.K. GAAP, the profit or loss arising on the disposal of a business segment after the year end, but before the earlier of three months and the date when the financial statements are approved, is not recognised in the financial statements but is disclosed as a post balance sheet event and the disposed business segment is classified as a

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

discontinued operation in the financial statements. U.S. GAAP, requires that if a loss is expected from such disposal, such loss be recognised in the not yet released financial statements.

Pension costs — defined benefit plans

Under U.K. GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees on the basis of a constant percentage of current and estimated future earnings. Under U.S. GAAP, costs and surpluses are similarly spread over the remaining service lives but based on prescribed actuarial assumptions, cost allocation and valuation methods, which differ in certain respects from those used for U.K. GAAP.

As a result of this difference in methodology, the U.S. GAAP pension expense can differ from that determined under U.K. GAAP and tends to be more sensitive to changing economic conditions.

Compensated absences

Under U.S. GAAP, compensated absences, being an employee's paid holiday entitlements, are accrued as earned. U.K. GAAP does not require such provision to be made.

Derivative instruments and hedging activities

Under U.K. GAAP, forward exchange contracts are designed as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs. Interest rate swap agreements are designed to change the interest rate characteristics of floating rate borrowings. Accordingly, under these agreements the interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the terms of the respective swaps.

Under U.S. GAAP, Statement of Financial Accounting Standards (‘SFAS’) No.133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No.138 Accounting for Certain Derivative Instruments and Certain Hedging Activities-An Amendment to SFAS No.133, requires that an entity recognises all derivatives in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Changes in the fair value of derivatives designated as fair value hedges are recorded in income as well as the gain or loss on the hedged asset or liability. Changes in the fair value of derivatives designated as cash flow hedges are classified as other comprehensive income until the hedged item is recognised in income. The ineffective portions of derivatives that are hedges are immediately recognised in income.

Deferred taxation

Under U.K. GAAP, deferred taxation is accounted for using the liability method to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under U.S. GAAP, deferred taxation is provided on all temporary differences and carryforwards. Deferred tax assets are recognised to the extent that it is more likely than not that they will be realised. Where doubt exists as to whether a deferred tax asset will be realised, an appropriate valuation allowance is established.

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

(a) Net (loss)/income

	Six months	Six months
	to June 30,	to June 30,
	2000	2001

	£m	£m

Net (loss)/income reported under U.K. GAAP	(15.7)	4.6
Goodwill amortisation	(6.3)	(6.1)
Derivative instruments and hedging	—	(1.0)
Previously recognised loss on disposal and closure of discontinued operation	11.6	—
Compensated absences	—	(0.2)
Tax effect on U.S. GAAP reconciling adjustments	—	—

Net loss in conformity with U.S. GAAP	(10.4)	(2.7)

Continuing operations	4.5	(2.7)
Discontinued operations	(14.9)	—

Net loss in conformity with U.S. GAAP	(10.4)	(2.7)

(b) Shareholders’ deficit

The approximate effects on shareholders’ deficit of material differences between U.K. and U.S. GAAP are as follows:

	December 31,	June 30,
	2000	2001

	£m	£m

Shareholders’ deficit reported under U.K. GAAP	(220.7)	(225.4)
Goodwill	188.2	187.7
Redeemable preference shares, including cumulative accretion	(30.0)	(32.2)
Derivative instruments and hedging	—	(1.0)
Pensions	0.3	0.3
Compensated absences	(0.6)	(0.8)

Shareholders’ deficit in conformity with U.S. GAAP	(62.8)	(71.4)

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

(c) Cash flows

The statements of cash flows prepared in accordance with U.K. GAAP present substantially the same information as that required under U.S. GAAP. Under U.S. GAAP however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash.

Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under U.S. GAAP, three categories of cash flow activity are reported, those being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities under U.S. GAAP. Capital expenditure and financial investment, acquisitions and disposals and management of liquid resources would be included as investing activities. The payment of dividends would be included under financing activities under U.S. GAAP. Additionally, under U.K. GAAP overdrafts payable on demand are offset against cash, but are not offset against cash under U.S. GAAP.

Set out below is a summary of the statements of cash flows under U.S. GAAP.

	Six months	Six months
	to June 30,	to June 30,
	2000	2001

	£m	£m

Net cash provided by operating activities	2.1	7.9
Net cash used in investing activities	(7.2)	(11.2)
Net cash provided by financing activities	1.0	3.6

	(4.1)	0.3
Effect of exchange rate changes	0.8	(0.4)

Net decrease in cash by continuing operations	(3.3)	(0.1)

Decrease in cash by continuing operations	(3.3)	(0.1)
Increase in cash by discontinued operations	3.1	—
Cash at beginning of period	20.1	21.3

Cash at end of period	19.9	21.2

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

9. Issuer, guarantor and non-guarantor companies

Intertek Finance plc (“the Issuer” ) is a wholly owned direct subsidiary of the Company and the Issuer has issued the Notes which are fully and unconditionally guaranteed on a senior subordinated basis by the Company and certain of its wholly owned direct subsidiaries: Intertek Testing Services UK Limited, Testing Holdings USA Inc., Yickson Enterprises Limited, Kite Overseas Holdings BV, ITS Holding Limited, Testing Holdings Sweden AB, Testing Holdings France EURL, Testing Holdings Germany GmbH (collectively, the “Guarantor subsidiaries” and, together with the Company, the “Guarantors” ). In addition, each of the Guarantor’s guarantee is itself guaranteed by each other Guarantor, fully and unconditionally, on a senior subordinated basis. Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of:

(a)	the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions, loans or advances to the Issuer or
(b)	the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution, loans or advances to the Company.

Separate financial statements and other disclosures concerning the Issuer and the Guarantors are not presented because management has determined that they are not material to the investors. In lieu of the separate guarantor financial statements, management has presented condensed consolidating financial information. The condensed consolidating financial information presented below has been segregated between (a) the Issuer, (b) the Company, (c) the Guarantor subsidiaries and (d) the non-Guarantor subsidiaries.

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Operations
Six months to June 30, 2001
	Intertek	Intertek	Guarantor	Non -	Consolidation	Consolidated
	Finance plc	Testing	subsidiaries	Guarantor	adjustments	totals
		Services		subsidiaries
		Ltd
	£m	£m	£m	£m	£m	£m

Total group revenue	—	—	—	247.2	(25.4)	221.8
Operating income/(costs)	—	1.2	—	(217.2)	25.4	(190.6)
Share of operating profit in associates	—	—	—	0.5	—	0.5

Operating income	—	1.2	—	30.5	—	31.7
Net interest expense	—	(4.9)	(3.9)	(10.0)	—	(18.8)

Income/(loss) before taxation	—	(3.7)	(3.9)	20.5	—	12.9
Taxation	—	—	(0.5)	(5.8)	—	(6.3)

Income/(loss) after taxation	—	(3.7)	(4.4)	14.7	—	6.6
Minority interests	—	—	—	(2.0)	—	(2.0)
Dividends from/(to) group companies	—	—	0.5	(0.5)	—	—

Net income/(loss)	—	(3.7)	(3.9)	12.2	—	4.6

Statements of Operations
Three months to June 30, 2001
	Intertek	Intertek	Guarantor	Non -	Consolidation	Consolidated
	Finance plc	testing	subsidiaries	Guarantor	adjustments	totals
		Services		subsidiaries
		Ltd
	£m	£m	£m	£m	£m	£m

Total group revenue	—	—	—	131.5	(13.8)	117.7
Operating income/(costs)	—	1.7	—	(114.8)	13.8	(99.3)
Share of operating profit in associates	—	—	—	0.2	—	0.2

Operating income	—	1.7	—	16.9	—	18.6
Net interest expense	—	(2.5)	(1.9)	(5.1)	—	(9.5)

Income/(loss) before taxation	—	(0.8)	(1.9)	11.8	—	9.1
Taxation	—	—	(0.7)	(3.0)	—	(3.7)

Income/(loss) after taxation	—	(0.8)	(2.6)	8.8	—	5.4
Minority interests	—	—	—	(1.2)	—	(1.2)
Dividends from/(to) group companies	—	—	0.1	(0.1)	—	—

Net income/(loss)	—	(0.8)	(2.5)	7.5	—	4.2

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Operations
Six months to June 30, 2000
	Intertek	Intertek	Guarantor	Non -	Consolidation	Consolidated
	Finance plc	Testing	subsidiaries	Guarantor	adjustments	totals
		Services		subsidiaries
		Ltd
	£m	£m	£m	£m	£m	£m

Total group revenue	—	—	—	209.0	(19.5)	189.5
Operating income/(costs)	—	(0.1)	—	(185.7)	19.5	(166.3)
Share of operating profit in associates	—	—	—	0.4	—	0.4

Operating income/(loss)	—	(0.1)	—	23.7	—	23.6
Non-operating exceptional items	—	(2.0)	(4.4)	(8.8)	—	(15.2)

Income/(loss) before interest	—	(2.1)	(4.4)	14.9	—	8.4
Net interest expense	0.5	(4.1)	(3.9)	(9.7)	—	(17.2)

Income/(loss) before taxation	0.5	(6.2)	(8.3)	5.2	—	(8.8)
Taxation	(0.1)	—	0.2	(5.6)	—	(5.5)

Income/(loss) after taxation	0.4	(6.2)	(8.1)	(0.4)	—	(14.3)
Minority interests	—	—	—	(1.4)	—	(1.4)
Dividends from/(to) group companies	—	—	0.9	(0.9)	—	—

Net income/(loss)	0.4	(6.2)	(7.2)	(2.7)	—	(15.7)

Statements of Operations
Three months to June 30, 2000
	Intertek	Intertek	Guarantor	Non -	Consolidation	Consolidated
	Finance plc	Testing	subsidiaries	Guarantor	adjustments	totals
		Services		subsidiaries
		Ltd
	£m	£m	£m	£m	£m	£m

Total group revenue	—	—	—	110.7	(10.1)	100.6
Operating income/(costs)	(0.1)	(0.1)	—	(94.8)	10.1	(84.9)
Share of operating profit in associates	—	—	—	0.2	—	0.2

Operating income/(loss)	(0.1)	(0.1)	—	16.1	—	15.9
Non-operating exceptional items	—	(1.1)	(0.1)	1.1	—	(0.1)

Income/(loss) before interest	(0.1)	(1.2)	(0.1)	17.2	—	15.8
Net interest expense	0.5	(2.2)	(2.0)	(5.4)	—	(9.1)

Income/(loss) before taxation	0.4	(3.4)	(2.1)	11.8	—	6.7
Taxation	—	—	0.1	(3.8)	—	(3.7)

Income/(loss) after taxation	0.4	(3.4)	(2.0)	8.0	—	3.0
Minority interests	—	—	—	(0.8)	—	(0.8)
Dividends from/(to) group companies	—	—	0.4	(0.4)	—	—

Net income/(loss)	0.4	(3.4)	(1.6)	6.8	—	2.2

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
June 30, 2001
	Intertek	Intertek	Guarantor	Non-	Consolidation	Consolidated
	Finance plc	Testing	subsidiaries	Guarantor	adjustments	totals
		Services Ltd		subsidiaries
	£m	£m	£m	£m	£m	£m

ASSETS
Current assets
Cash	—	(8.6)	0.2	29.6	—	21.2
Trade receivables	—	—	—	88.9	—	88.9
Inventories	—	—	—	1.8	—	1.8
Other current assets	157.9	112.2	231.4	309.7	(788.6)	22.6

Total current assets	157.9	103.6	231.6	430.0	(788.6)	134.5
Goodwill	—	—	—	16.3	—	16.3
Property, plant and equipment, net	—	—	—	72.3	—	72.3
Investments in subsidiary undertakings	—	128.6	223.8	74.9	(427.3)	—
Investments	—	—	—	1.2	—	1.2

Total assets	157.9	232.2	455.4	594.7	(1,215.9)	224.3

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities
Borrowings (including current portion of
long term borrowings)	—	21.0	12.5	0.3	—	33.8
Accounts payable, accrued liabilities and
deferred income	18.1	49.2	245.2	557.9	(788.6)	81.8
Income taxes payable/(receivable)	—	(0.4)	(1.8)	8.8	—	6.6

Total current liabilities	18.1	69.8	255.9	567.0	(788.6)	122.2
Long term borrowings	139.4	95.8	76.1	—	—	311.3
Provisions for liabilities and charges	—	—	—	9.2	—	9.2
Minority interests	—	—	—	7.0	—	7.0
Shareholders' equity/(deficit)
Ordinary shares	0.1	0.8	119.7	193.5	(313.3)	0.8
Redeemable preference shares	—	105.5	—	—	—	105.5
Shares to be issued	—	2.8	—	—	—	2.8
Premium in excess of par value	—	3.6	26.8	2.6	(29.4)	3.6
Accumulated earnings/(deficit)	0.3	(46.1)	(23.1)	(184.6)	(84.6)	(338.1)

Total shareholders' equity/(deficit)	0.4	66.6	123.4	11.5	(427.3)	(225.4)

Total liabilities and shareholders'
equity/(deficit)	157.9	232.2	455.4	594.7	(1,215.9)	224.3

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
December 31, 2000
	Intertek	Intertek	Guarantor	Non-	Consolidation	Consolidated
	Finance plc	Testing	subsidiaries	Guarantor	adjustments	totals
		Services Ltd		subsidiaries
	£m	£m	£m	£m	£m	£m

ASSETS
Current assets
Cash	—	(11.2)	0.7	31.8	—	21.3
Trade receivables	—	—	—	81.6	—	81.6
Inventories	—	—	—	1.7	—	1.7
Other current assets	145.8	92.9	218.6	294.9	(733.1)	19.1

Total current assets	145.8	81.7	219.3	410.0	(733.1)	123.7
Goodwill	—	—	—	16.8	—	16.8
Property, plant and equipment, net	—	—	—	67.9	—	67.9
Investments in subsidiary undertakings	—	128.6	217.8	74.5	(420.9)	—
Investments	—	—	—	0.9	—	0.9

Total assets	145.8	210.3	437.1	570.1	(1,154.0)	209.3

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities

Borrowings (including current portion of
long term borrowings)	—	10.0	12.0	0.1	—	22.1
Accounts payable, accrued liabilities and
deferred income	11.0	42.7	223.2	536.7	(733.1)	80.5
Income taxes payable/(receivable)	—	(0.4)	(2.3)	9.6	—	6.9

Total current liabilities	11.0	52.3	232.9	546.4	(733.1)	109.5
Long term borrowings	134.4	86.1	81.4	(1.6)	—	300.3
Provisions for liabilities and charges	—	—	—	13.9	—	13.9
Minority interests	—	—	—	6.3	—	6.3
Shareholders' equity/(deficit)
Ordinary shares	0.1	0.8	115.1	195.9	(311.1)	0.8
Redeemable preference shares	—	105.5	—	—	—	105.5
Shares to be issued	—	2.8	—	—	—	2.8
Premium in excess of par value	—	3.6	25.8	0.6	(26.4)	3.6
Accumulated earnings/(deficit)	0.3	(40.8)	(18.1)	(191.4)	(83.4)	(333.4)

Total shareholders' equity/(deficit)	0.4	71.9	122.8	5.1	(420.9)	(220.7)

Total liabilities and shareholders'
equity/(deficit)	145.8	210.3	437.1	570.1	(1,154.0)	209.3

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
Six months to June 30, 2001
	Intertek	Intertek	Guarantor	Non-	Consolidation	Consolidated
	Finance plc	Testing	subsidiaries	Guarantor	adjustments	totals
		Services Ltd		subsidiaries
	£m	£m	£m	£m	£m	£m

Total operating cash inflow	—	0.4	0.5	25.2	—	26.1
Returns on investments and servicing of
finance	(5.4)	(0.2)	(1.5)	(6.1)	—	(13.2)
Taxation	—	—	(0.2)	(6.0)	—	(6.2)
Capital expenditure and financial
investment	—	—	—	(10.7)	—	(10.7)
Acquisitions and disposals	—	—	—	(0.5)	—	(0.5)

Cash (outflow)/inflow before financing	(5.4)	0.2	(1.2)	1.9	—	(4.5)
Financing	5.4	2.4	0.7	(3.7)	—	4.8

Increase/(decrease) in cash in the period	—	2.6	(0.5)	(1.8)	—	0.3

Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash in the period	—	2.6	(0.5)	(1.8)	—	0.3

Cash (outflow)/inflow from increase in debt	—	(11.0)	6.5	(0.3)	—	(4.8)

Change in net debt resulting from cash flows	—	(8.4)	6.0	(2.1)	—	(4.5)
Debt issued in lieu of interest payment	—	(5.6)	—	—	—	(5.6)
Acquisitions and disposals	—	—	—	—	—	—
Other non-cash movements	—	(0.2)	(0.6)	(0.3)	—	(1.1)
Exchange adjustments	(5.0)	(4.0)	(1.4)	(1.2)	—	(11.6)

Movement in net debt in the period	(5.0)	(18.2)	4.0	(3.6)	—	(22.8)
Net debt at the start of the period	(134.4)	(107.3)	(92.9)	33.5	—	(301.1)

Net debt at the end of the period	(139.4)	(125.5)	(88.9)	29.9	—	(323.9)

Intertek Testing Services Limited
Unaudited Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
Six months to June 30, 2000
	Intertek	Intertek	Guarantor	Non-	Consolidation	Consolidated
	Finance plc	Testing	subsidiaries	Guarantor	adjustments	totals
		Services Ltd		subsidiaries
	£m	£m	£m	£m	£m	£m

Total operating cash inflow/(outflow)	—	(0.3)	(0.1)	23.9	—	23.5
Return on investments and servicing of
finance	(0.1)	0.5	(5.8)	(7.8)	—	(13.2)
Taxation	—	—	(0.4)	(4.4)	—	(4.8)
Capital expenditure and financial
investment	—	—	—	(8.7)	—	(8.7)
Acquisitions and disposals	—	(1.2)	(0.5)	2.3	—	0.6

Cash inflow/(outflow) before financing	(0.1)	(1.0)	(6.8)	5.3	—	(2.6)
Financing	0.1	3.2	7.0	(8.0)	—	2.3

Increase/(decrease) in cash in the period	—	2.2	0.2	(2.7)	—	(0.3)

Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash in the period	—	2.2	0.2	(2.7)	—	(0.3)

Cash (outflow)/inflow from increase in debt	—	(5.9)	3.3	0.3	—	(2.3)

Change in net debt resulting from cash flows	—	(3.7)	3.5	(2.4)	—	(2.6)
Debt issued in lieu of interest payment	—	(4.6)	—	—	—	(4.6)
Acquisitions and disposals	—	—	—	(0.7)	—	(0.7)
Other non-cash movements	(0.3)	(0.1)	(0.3)	(0.3)	—	(1.0)
Exchange adjustments	(8.3)	(5.2)	(4.6)	0.9	—	(17.2)

Movement in net debt in the period	(8.6)	(13.6)	(1.4)	(2.5)	—	(26.1)
Net debt at the start of the period	(122.1)	(86.5)	(93.5)	28.6	—	(273.5)

Net debt at the end of the period	(130.7)	(100.1)	(94.9)	26.1	—	(299.6)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)

By: /s/ WILLIAM SPENCER

       Name: William Spencer
       Title:   Director
       Date:   August 14, 2001